

ULTRAPETROL (Bahamas) Limited

Jefferies

Global Shipping Conference

New York, September 5, 2012

Ultrapetrol
Forward looking statements & EBITDA

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2011
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

ULTRAPETROL
(Bahamas) Limited

Company Overview

Ultrapetrol
Over 130 years of experience







Formation and Early Years → **Expansion / Growth Financing** → **Significant Growth as a Public Company**

- **1876**
  - Founded by Mr. Jose Menendez
  - Sailing ships Andalucía and Alejandrina
- **1911**
  - 1st regular general cargo service serving Buenos Aires-Ushuaia
- **1932**
  - Started regular Liner Service Chile-Peru / Argentina-Brazil
- **1955**
  - 1st tanker vessel
- **1992**
  - Ultrapetrol S.A. founded
- **1994**
  - First contract with Petrobras for carriage of crude to Brazil
- **1998**
  - Issued $135 million SEC registered notes
- **2000**
  - AIG-GE Capital LAIF became shareholder
- **2002-2003**
  - IFC loan facilities to different subsidiaries for $90 million
  - UP Offshore founded
- **2004**
  - Issued $180 million First Preferred Ship Mortgage Notes
- **2005**
  - Initial 2 PSVs delivered
- **2006**
  - $140 million IPO – NASDAQ listed
- **2007**
  - $97 million Follow-On
- **2008**
  - Loan facility with IFC / OFID for $75 million
- **2009**
  - Punta Alvear Yard completed
- **2010**
  - Issued Convertible Bond for $80 million
  - AIG-GE Capital LAIF finalized its investment
  - Feeder container service established serving Buenos Aires-Ushuaia
- **2011**
  - 3rd Loan Facility with IFC / OFID for $25.0 million
- **2012**
  - Delivery of 1st indian vessel *UP Jade*

Ultrapetrol
Diversified South American Focused Transportation & Logistics Company







RIVER

Competitive Advantage with Huge Expansion Opportunity

- The dominant operator with 32% market share
- Rapidly growing market — Hidrovia River System is similar in size to the Mississippi with only 10% of the barges
- In-house manufacturing produces barges for 40% less than competitor acquisition cost
- Strategically located hubs generate substantial operating synergies

OFFSHORE

Modern fleet with Preferential Employment in Brazil

- Nine deep sea modern PSVs in the water with another three under construction
- All vessels on 1-4 year charters to Petrobras, except our UP Jasper which is employed in the North Sea
- Targeting a 3-4 year payback for vessel acquisitions
- Brazilian flagged vessels provide for preferential employment
- Strong customer relationships — worked with Petrobras to develop next generation PSV

OCEAN

Stable Tanker Operations + Feeder Container Service

- State protected cabotage trade creates barriers to entry and reduces earnings volatility
- Product tankers are all employed to oil majors
- Steadily growing Argentine economy underpins cabotage fundamentals
- Recently established liner service has room for expansion

Ultrapetrol
EBITDA Distribution & Areas of Operation

Segment EBITDA Distribution FY 2011

Total: $54.0m


Ocean, 9%
Offshore Supply, 35%
River, 56%

Regional Revenue Distribution FY 2011

Total: $304.5m


Central America, 5.4%
Europe, 6.5%
Other, 0.2%
South America, 87.8%

Focus on the South American Market


Offshore Supply
River
Ocean

- US Dollar based earnings
- Volumes limited to international demand for South American commodities

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business

Hidrovia: As long as the Mississippi with 1/10th of the barges

- The Hidrovia River system has massive potential
  - Approximately the size of the Mississippi River system, however,
  - Barge fleet is only 1/10 the size
- Commodities flowing through the system include
  - Dry Cargo: Soybean and soybean derivatives, wheat, iron ore, maize, manganese ore, clinker, cement, coal, cotton sunflower, forest products, etc
  - Liquid Cargo: Petroleum and petroleum derivatives, vegetable oils, etc

Hidrovia Region


BOLIVIA
Corumba
UABL Brazil
BRAZIL
PARAGUAY
Asunción
UABL Paraguay
Tres Fronteras
Wanda
Dos Fronteras
San Gotardo
ARGENTINA
URUGUAY
Buenos Aires
UABL Argentina
A 42 Barge Limit
B 16 /20 Barge Limi
C 16 /20 Barge Limit
D 6 Barge Limit

Number of Barges: ~1,900

Mississippi River Region


Minnesota
Wisconsin
Iowa
Illinois
Missouri
Kentucky
Tennessee
Arkansas
Mississippi
Louisiana

Number of Barges(1): ~21,000

- Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 57% of world soybean production in 2013 as compared to 30% in 1995
- We currently capitalize on the utilization of our own ports along the river system such as: Tres Fronteras, Dos Fronteras, Wanda, Chaco-I and San Gotardo
- We operate a hub system whereby our capital intensive assets (pushboats) rotate permanently by leaving their convoys at fleeting areas – no idle time vs. smaller operators that use dedicated convoys (inefficient use of PB)

(1) Source: ACL 10-K filed on March 10, 2010.

River Business
Infrastructure



3 Fronteras
Paraguay (km. 1,928)



2 Fronteras
Paraguay (km. 1,800)



Punta Alvear Shipyard
Rosario, Argentina

Alianza G2
Transshipment Station



Pueblo Esther
Rosario, Argentina



River Business

Paraguayan soybean prospects & price evolution

Paraguayan Seeded Area & Production (1)



Million Hectares & Tons
Area Harvested
Production
10-year CAGR: 8%
9
8
7
6
5
4
3
2
1
0
3.5
4.5
3.9
4.0
3.6
5.6
6.0
3.6
7.4
8.4
4.0
8.1
1.4
1.6
1.9
2.0
2.4
2.4
2.6
2.5
2.7
2.9
2.6
3.0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013 (P)

Monthly Soybean Prices – Jul 09 – Jul 12

(In $ per metric ton)[2]



Currently at approx. $675 per ton
609.45
498.8
459.96
501.86
441.81
408.96
370.71
370.98
349.06
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
Apr-12
Jul-12



- USDA figures for Paraguayan soybean production shows a 52% drop between 2012 and 2011, consistent with the effects of the drought which affected the crop during the flowering season
- The Hidrovia region is expected to increase its loadings of agricultural products through the river by approximately 1.0 million tons a year on the basis of expansions in the seeded area and normal yields per hectare particularly in 2013 with a significant incentive provided by very high soybean prices

(1) Source: USDA Foreign Agricultural Service – Updated August 7, 2012
(2) Source: Index Mundi and World Bank

River Business

Corumbá Region Iron Ore prospects & price evolution



Hidrovia Regional Iron Ore Production (1)
10-year CAGR: 15%
Production (In Million Tons)
8
7
6
5
4
3
2
1
0
1.1
1.6
1.8
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
6.7
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 (P)



Monthly Iron Ore Prices – Jun 09 – Jun 12
(In $ per dry metric ton)(2)
72
84
105
140
144
148
187
173
135
140
135
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12

- Iron ore production in the Corumbá region has been steadily growing
- Vale has plans to expand production of their mine by 4 million tons in the next 3 years; further expansion to 20 million tons in the next 5 years still to be decided

(1) Industry Sources
(2) Source: Index Mundi and International Monetary Fund

River Business
Typical Cargo Mix and Market Share

Our Average Typical Cargo Mix [1]


Other
13%
Iron Ore
11%
Petroleum
products
14%
Soybean
62%

UABL's Market Share [2]


32%
46%
11%
11%
UABL
Competitor A
Competitor B
Others (+15)

Primary focus on soybean and soybean derivatives → Relative stronger margin versus Iron Ore and other commodities except petroleum products

Iron ore remains catalyst for further growth via expansion of production from the Corumba Mines

UABL Market Leader → Market share and fleet capacity allows for a hub system (as opposed to dedicated convoys) and certain control over market conditions

(1) Average for 2011, 2010 and 2009.

(2) Source: Doll Shipping Consultancy report as of 9/30/10 filed by the Company on December 20, 2010.

River Business
Barge Age Profile

Total Hidrovia Fleet: 1,901 Barges (1)



(# of Barges)
450
375
300
225
150
75
-
164
40
194
311
413
210
347
222
0 - 5
6 - 10
11 - 15
16 - 20
21 - 25
26 - 30
31 - 35
35+
Age Bracket

- In five years, 779 barges will be in the scrapping zone

UABL Fleet: 651 Barges (2)



(# of Barges)
250
200
150
100
50
-
91
26
77
67
228
37
83
42
0 - 5
6 - 10
11 - 15
16 - 20
21 - 25
26 - 30
31 - 35
35+
Age Bracket

- Importing US barges has become very expensive and inefficient
- Our re-bottoming and jumboization programs have expanded the lifespan of our older barges while we ramp-up new production

Hidrovia fleet is predominantly old and will require substantial replacement

(1) Industry sources as of March 31, 2012 - Barges that have been reskinned are considered to have 5 to 10 years added to their lifespan.
(2) Company data: As of March 31, 2012.

River Business
Most Modern Automated Barge Building Shipyard in South America


Scheduled Production of our Punta Alvear Yard (Includes barges on build and lease-back)
64% increase in static capacity
DWT
2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
1,112,032
65,000
19,483
165,434
150,434
142,934
142,934
30,000
1,828,250
30-Jun-11
2H 2011
2012
2013
2014
2015
2016
2017
Total
Built for own fleet
UABL: 26 dry 0 tank
UABL: 4 dry 3 tank
UABL: 30 dry 12 tank
UABL: 30 dry 12 tank
UABL: 30 dry 12 tank
UABL: 30 dry 12 tank
Build/Lease: 21 dry
Build/Lease: 15 dry
Build/Lease: 12 dry
Build/Lease: 12 dry
Build/Lease: 12 dry

ULTRAPETROL

River Business
Punta Alvear Shipyard contribution to EBITDA


Third party sales
EBITDA (In $ millions)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
20 dry barges
6.4
2011
12 dry + 7 tank barges
21 dry barges (Touax)
16.9
2012

River Business
Re-engining Program Status

Progression Timeline

2010	2011	2012		2013
1 Heavy-fuel pushboat in operation	*2 Heavy-fuel pushboat in operation*	*4 Heavy-fuel pushboat in operation*	*6 Heavy-fuel pushboat in operation*	*7 Heavy-fuel pushboat in operation*
Zonda I: May 2010	*Cavalier X*: February 2011	*Pampero*: January 2012	*Alto Paraná*: May 2012	*Espíritu Paraguayo*: February 2013
		Asunción: January 2012	*Cavalier XII*: June 2012	

17 out of 25 engines will have been installed by the end of 2012 → 68% of the project in operation

Future Timeline

- 2 more pushboats to be re-engined by 2013
- 3 more pushboats to be re-engined by 2014

All of these engines have already been acquired

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Description of operations

- **Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea**

UP Jasper has a deck area of approx. 1,020 m^2


17
18
19

UP Safira has a deck area of approx. 840 m^2



- Our PSV fleet is among the most modern in the world of those currently in operation (~4 years average age)

Offshore Supply Business

Strong focus on Brazil due to Petrobras' aggressive CAPEX Program



Petrobras' total oil production in Brazil (1)
BPD (In Thousands)
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,836
1,749
1,788
1,849
1,873
1,903
1,889
1,784
1,775
1,745
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12



Petrobras' Historical CAPEX (1)
In billions
E&P
Total
E&P 2012-2016
Total 2012-2016
2011-2015 Plan: $224.7 billion
$127.57 billion
236.5
141.8
4.9
8.5
6.3
11.6
7.5
16.5
11.1
24.1
14.2
29.0
15.9
35.4
18.6
43.4
18.6
43.2
2004
2005
2006
2007
2008
2009
2010
2011
'12 - '16

- 2012-2016 Business Plan (1) suggests a $236.5 billion investment
- Number of drilling rigs above 2,000 meters operating today is approximately 30 which compares to the 15 rigs announced by Petrobras in the 2011-2015 CAPEX program
- Demand brought forth by Petrobras coupled with limited orderbook should have a positive impact on rates

Critical Resources (2)	Current Situation (Dec/10)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	15	39	37 (1)	65 (2)
Supply and Special Vessel	287	423	479	568
Production Platforms SS e FPSO	44	54	61	94
Others (Jacket and TLWP)	78	80	81	83



FLOATING RIGS UNDER CONTRACT (3)
(2,000 m – 3,000 m)
3
5
13
19
+15
2008
2009
2010
2011
2012

(1) Source: Petrobras' website
(2) Source: Barclays 2011 CEO Energy – Power Conference – September, 2011
(3) Source: Petrobras at a glance, April 2012

Offshore Supply Business
UP Offshore today

- Modern fleet of 9 PSVs (avg. age 4.1 years)
- 3 PSVs under construction in India
  - Clear visibility on deliveries (first vessel of original order of 4 under TC to Petrobras)

Vessels have renewed their charters for 4 years at USD 35,380 per day from USD 28,000 (approximately USD 8.0 million in additional EBITDA p.a.)

Vessel	Capacity (dwt)	Deck Area	Year Built	Market	Status	Daily Hire (USD)	Approx. Expiry
UP Agua-Marinha	4,200	840 m^2	2006	Brazil	Chartered	35,380	Sep-16
UP Topazio	4,200	840 m^2	2006	Brazil	Chartered	35,380	Oct-16
UP Diamante	4,200	840 m^2	2007	Brazil	Chartered	35,380	Oct-16
UP Safira	4,200	840 m^2	2005	Brazil	Tender won	31,950	Feb-17
UP Esmeralda	4,200	840 m^2	2006	Brazil	Tender won	31,950	Feb-17
UP Jasper	5,250	1,020 m^2	2011	North Sea	Chartered	24,490	Mar-13
UP Rubi	4,200	840 m^2	2009	Brazil	Chartered	34,000	Aug-13
UP Turquoise	5,250	1,020 m^2	2010	Brazil	Chartered	30,350	Feb-15
UP Jade	4,200	840 m^2	2012	Brazil	Chartered	33,000	Aug-16
UP Amber	4,200	840 m^2		Brazil	Tender won	32,950	Aug-17
UP Pearl	4,200	840 m^2		Brazil	Tender won	32,950	Aug-17
UP Onyx	4,200	840 m^2			Open		
Subtotal	**52,500**	**10,440 m^2**					

Vessels have won tenders for renewing their charters for 4 years at USD 31,950 per day from USD 26,200 (approximately USD 4.2 million in additional EBITDA p.a.)

Vessels have won tenders for 4-year charters at USD 32,950 per day (approximately USD 11.6 million in additional EBITDA p.a.)

Offshore Supply Business
Progress on UP Amber



UP AMBER

Offshore Supply Business

Progress on UP Pearl


UP PEARL
PANAMA

Offshore Supply Business
Progress on UP Onyx



V-387

Gross Profit Contribution [1] of PSV Fleet – Illustrative TCE (USD/day)


Average Time Charter of USD 31,872 per day
Gross Profit (In $ millions)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
-
33.7
39.3
44.9
50.6
56.2
61.8
67.4
6
7
8
9
10
11
12
Number of PSVs in operation

(1) Gross profit contribution calculated as net revenues less voyage expenses (assumed at 6.1% of revenues) and running costs ($13,400 per day) (i.e. vessel EBITDA before overhead expense)

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Feeder Container Service & Petroleum Product Transportation

Feeder Container Line

- Argentinean flag-protected feeder container service established
- As long distance containership size increases, fewer ports are called
- Reliance on effective feeder services to distribute cargo
- Exceeding launch targets with growing inland logistics services
- Targeting 4-5 year payback ($5-6 million gross profit contribution)

Petroleum Product Transportation

- Operate in cabotage flag-restricted trades providing service to local refineries
- Operate under long-term contracts with oil majors
- Fleet consists of:
  - Four product tankers
  - One oceangoing product barge
- Stable earnings base


Argentina
Buenos Aires
Falkland Islands
(Islas Malvinas)

(1) TEUs assigned to the month when the commencement of operation took place.

Ocean Business
Feeder Container Trade Evolution

Total Revenues – 2Q 2011 vs. 2Q 2012



77% increase
12.0
10.0
8.0
6.0
4.0
2.0
-
In $ Millions
5.5
9.7
2Q 2011
2Q 2012

Feeder Container Vessels – *MV Asturiano* & *MV Argentino*

- Performance of our feeder container service has been strong during the second quarter of 2012 mainly as a result of volume and tariff increases
- Our customers are mostly large long-distance carriers for who we act as a feeder to carry the cargo to final destinations
- Southbound container transportation is currently at almost 100% occupancy rates ➔ Northbound leg still has available transport capacity but has improved significantly as the operation progressed

Quarterly Revenues per Leg



Southbound
Northbound
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
0.2
0.4
1.4
0.9
2.2
0.7
2.0
3.1
3.5
2.0
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
2Q 2010
3Q 2010
4Q 2010
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012

(1) TEUs assigned to the month when the commencement of operation took place

ULTRAPETROL
(Bahamas) Limited

Financial Overview

Ultrapetrol
Historical Consolidated EBITDA and 2012 Guidance

Historical Adjusted Consolidated EBITDA


In $ Millions
$57.1
$61.3
$54.0
$60.0
$66.0
2009
2010
2011
2012 (E) Low end
2012 (E) High end

- **In spite of the severe drought experienced during the flowering season of the soybean crop if the water levels in the river remain navigable with normal seasonality, the Company estimates net tons transported in the River Business for FY 2012 to be slightly below 2011 volume, ie: approximately 4.0 million tons**

The Company expects its full-year 2012 adjusted EBITDA to be between $60.0 and $66.0 million (*)

EBITDA per segment	1Q 12	2Q 12	1H 2012
River Business	(518,000)	5,367,000	4,849,000
Offshore Supply Business	6,436,000	6,871,000	13,307,000
Ocean Business	50,000	648,000	698,000
Total Segment EBITDA	**5,968,000**	**12,886,000**	**18,854,000**

Important events in the 2H 2012 that will contribute to this expected result:

RIVER
- Yard delivery of new barges to third parties 1H 2012: 5
- Yard delivery of new barges to third parties 2H 2012: 35
- 35 new deliveries expected to add about $14.0 million adjusted EBITDA in 2H 2012
- River volumes for 2H 2012 are expected to double the volumes transported in 2Q 2012

OFFSHORE
- One new ship (*UP Jade*) producing $33,000 per day from August 10, 2012
- Increased time charter rates for three existing vessels in 4Q 2012 (*UP Agua-Marinha*, *UP Topazio*, *UP Diamante*)

OCEAN
- No scheduled drydocks for *Amadeo* (Lost 72 days during 1H 2012)
- One more unit in operation (Barge *Parana Petrol*)
- High season for container vessels

(*) Including the EBITDA resulting from the firm sale of 24 barges which will be built for a third party and that will be leased to the Company







ULTRAPETROL
(Bahamas) Limited